September 21, 2012
Via EDGAR
Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:     Airgas, Inc.
Form 10-K for the Year Ended March 31, 2012
Filed May 29, 2012
Response dated September 6, 2012
File No. 1-9344

Dear Mr. Decker:
We acknowledge receipt of your comment letter dated September 12, 2012 with respect to the above referenced filings (the “Comment Letter”).
Pursuant to a telephone call with Ms. Nudrat Salik on September 14, 2012, Airgas, Inc. (the “Company”) respectfully requests an extension of an additional ten business days to respond to the Comment Letter in order to permit sufficient time for an internal review of our responses at the appropriate levels of the Company. We hereby submit such request in writing and confirm that the Company will respond to the comments of the Staff set forth in the Comment Letter on or before October 11, 2012, which is ten business days from the date by which a response was originally requested in the Comment Letter. Our understanding with Ms. Salik is that the extension has been approved subject to the submission of the request in writing.
We appreciate the Staff's courtesy in extending our response due date. If you have any questions or comments regarding the foregoing, please feel free to contact me at (610) 902-6031.

Very truly yours,
Airgas, Inc.
By: /s/ Robert M. McLaughlin
Robert M. McLaughlin
Senior Vice President and Chief Financial Officer